Filed by: Impax Laboratories, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Impax Laboratories, Inc.
Commission File No.: 001-34263

This filing relates to the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. and K2 Merger Sub Corporation, as amended by Amendment No. 1, dated November 21, 2017 and Amendment No. 2 dated December 16, 2017.

The following is a copy of an email communication distributed to Impax employees on December 22, 2017.

Talking with Paul Bisaro about the Decision to Name Rob Stewart CEO of the Combined Company Post-Close
On Monday, we shared with you the news that Robert Stewart will join Amneal as President in January 2018, initially leading the company’s integration planning activities and ultimately serving as President and CEO of the combined Amneal + Impax company after closing of the transaction. In the days that followed, colleagues had some questions about this development. We sat down with Paul Bisaro for some more insight into this decision and to get answers to some of your follow-up questions.
Q: What is your reaction to this decision?
PB: This decision is good for the combined company for several reasons. I’ll highlight three. First, I have worked with Rob for nearly 10 years and he is a very capable leader with an extensive background in overseeing operations as well as the commercial aspects of brand and generic businesses. He brings an entrepreneurial management style focused on empowering the organization to make decisions and be part of driving success. I truly believe Rob is going to be a great fit for leading the day-to-day operations of the combined company. Second, my role as Executive Chairman will enable me to spend more time focusing on long-term growth strategy with Chirag and Chintu Patel and the rest of the Board. Third, with Rob’s addition, the combined company will leverage the expertise of executives with deep industry experience in creating value for patients, customers, employees and shareholders. I’m confident in these leaders and very excited to be part of the team.
Q: Does this announcement mean that you will be leaving the company soon after close?
PB: No, not at all. In fact, Rob and I were talking about this being among the questions that colleagues may have resulting from this announcement and his response to me was – “There’s no way you’re going anywhere after closing! You and I are in this together.” To be clear, I am not leaving the company. I will continue to serve as President and CEO of Impax through the close of the Amneal + Impax transaction, which we expect will occur in the first half of next year. After the closing, my role will shift to Executive Chairman and I will be employed by the combined company, working alongside Rob, senior leadership and employees in the corporate office. I have agreed to sign a 3-year agreement with the combined company to serve in this role and look forward to remaining a member of the team.
Q: Can you explain the Executive Chairman role?
PB: Sure. I won’t overwhelm you with all the details, but basically, the Executive Chairman has two main categories of duty: 1) working with Rob as the CEO to set and oversee the achievement of the new company’s strategy and 2) leading the Board of Directors. As I mentioned earlier, I will primarily focus on the long-term growth strategy for the combined company, working closely with Rob to ensure the organization is achieving its performance objectives and charting a course for continued growth and success. Additionally, I will oversee Board appointments, manage the business of the Board, chair shareholder meetings, lead the overall corporate governance commitment, and participate in the budget development process and 3-year financial plan.
Q: What led to your decision to serve as Executive Chairman and not CEO?

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PB: Over the course of my career, I have served many roles, including as General Counsel and Chief Operating Officer for then Barr Laboratories; President and CEO for Watson Pharmaceuticals’ historic transformation to Actavis plc; as Executive Chairman for Actavis’ evolution to Allergan, and now as President and CEO of Impax. What I have learned through these roles is that my strengths and passion center on architecting business growth and transformation strategies. Like we discussed earlier, with Rob handling the day-to-day responsibilities of the combined company, I will have more bandwidth to help identify the strategies for amplifying the success of the combination and defining the path we’ll take for future growth.
Q: What do you see as the value of Rob joining Amneal at this time?
PB: Good question. I think that Rob’s extensive background as one of the industry’s leading operators can immediately be put to good use at Amneal. Over the course of his career, he has successfully redefined the operating profiles of companies for maximum profit and efficiency. With seven manufacturing and R&D facilities and a robust portfolio of products, Rob can begin to work with Chirag, Chintu and the team to add value to the Amneal operations profile. He has also overseen integration work through several complex transactions and will begin to lead the Amneal side of the pre-integration planning work.
Q: This decision seems to have come together quickly. Can you explain a bit more?
PB: Rob is a dynamic executive in our industry and he is well respected for the business transformations he has accomplished in his career. Someone of his caliber is generally sought after by many companies. With so many companies in our industry undergoing their own evolution at this time, there was a very real risk that he could have been recruited to another opportunity. In addition to working closely with me for many years, he also knows Chirag and Chintu very well. He was excited by the current Amneal opportunity and the potential of the combination.
Q: Anything else you’d like to share about this announcement?
PB: To punctuate this conversation, I would say that Rob is one of the most talented executives I’ve had the pleasure of working with. He is also one of the most genuine and truly values people within a company. I’m confident that his leadership style and experience will be a welcome addition to both the Impax and Amneal teams when he assumes the CEO role following close. I am pleased he will be part of the team and look forward to working with him again.
Business as Usual
The Amneal + Impax transaction continues to progress and we continue to anticipate that the transaction will close in the first half of 2018. We will continue to keep you updated as we reach key milestones. More information about the combination is available on iNET. If you have questions about this announcement or the proposed Amneal + Impax combination, please email CorpComm@impaxlabs.com.
In the meantime, we continue to operate Impax as a separate company and competitor. As a result, it is important that all colleagues keep a sharp focus on achieving our standalone business goals.

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Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation, as amended by Amendment No. 1 dated November 21, 2017 and Amendment No. 2 dated December 16, 2017. In connection with the proposed transaction, Holdco filed a registration statement on Form S-4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”) on November 21, 2017. A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declare effective by the SEC. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax or Holdco may file with the SEC or send to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF IMPAX ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526.
Participants in Solicitation
Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended December 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results.

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Impax cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Form 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Impax has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax on the date hereof, and unless legally required, Impax disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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